U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                     0-28241
                                 SEC FILE NUMBER

                                    92922N101
                                  CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 2001

[ ]  Transition Report on Form 10-K  [ ]  Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

         Full Name of Registrant:                        Wamex Holdings Inc.
         Former Name if Applicable:                      Conchology Inc.
         Address of Principal Executive Office:          61 Broadway, Room 2805
                                                         New York, NY 10006

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ]     (c) No  accountant's  statement  or other  exhibit  required  by Rule
         12b-25 is required.

Part III - Narrative

         On June 14, 2000, the SEC suspended trading in the Registrant's stock citing "questions that have been raised about the accuracy and adequacy of publicly disseminated information concerning, among other things, [the Registrant's] ability to comply with the Commission's regulations regarding the operation of its Alternative Trading System and funds purportedly raised by [the Registrant] from private investors." On the same day, two then officers and directors of the Registrant, Mitchell Cushing and Russell Chimenti, as well Roger DeTrano, a principal of Randolph Management, Inc. ("Randolph Management'), the consulting firm used by the Registrant at that time, and the Registrant's largest shareholder, were arrested. Messrs. Chimenti and Cushing resigned their positions as officers and directors of the Registrant on October 11, 2000.

         Current management replaced the former management at the time of the resignation. By resolution, dated February 2, 2001, Registrant engaged a new auditor. Due to circumstances, including those described above, the audit necessary to prepare Registrant's Form 10-KSB will not be completed until after the time to file the Form. Registrant will file its Form 10-KSB for the year ending December 31, 2000 as soon as practicable after the completion of the audit and receipt of the auditor's report.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         Sascha Mundstein
         (212) 785-4485

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ ]  Yes [X ]  No

         The Company's Form 10-KSB for the year ending December 31, 2000 and Forms 10-QSB for the period ending March 31, 2000 and June 30, 2001 have not been filed for the reasons stated in Part III above.

         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ]  Yes [X]  No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         WAMEX HOLDINGS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

October 19, 2001

WAMEX HOLDINGS, INC.


By: /s/ Sascha Mundstein
    ---------------------
    Sascha Mundstein, Chief Executive Officer